

Mail Stop 7010

December 19, 2007

**Via U.S. mail and facsimile**

Mr. Robert M. Amen
Chairman of the Board and Chief Executive Officer
International Flavors & Fragrances Inc.
5221 West 57th Street
New York, NY  10019

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended June 30 2007**
> **Proxy Statement on Schedule 14A**
> **File No. 001-04858**

Dear Mr. Amen:

We have reviewed your response letter filed December 3, 2007 and have the following additional comments.  If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 23

1. We note your response to comment 4 and the proposed future filing disclosures presented in Appendix I of your letter.  It is unclear whether the proposed future filing disclosures are intended to represent your entire analysis of operating results for each

segment or if you intentionally provided only an portion of your intended future filing disclosures. We would expect that a comprehensive segment analysis would include a discussion of sales, cost of goods sold, gross profit, research and development costs, selling and administrative expenses and any other significant financial statement line items separately for each segment. Please provide us with the revised MD&A segment analysis disclosures for 2006 compared to 2005, which will appear in your 2007 Form 10-K.

### PROXY STATEMENT ON SCHEDULE 14A, FILED MARCH 23, 2007

Executive Compensation

Compensation Discussion & Analysis, page 36

2. Please confirm that you will disclose the information set forth in your responses to comments 17 and 18 in future proxy statements.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief